UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 1)*

MANITEX INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

563420108

(CUSIP Number)

Tadashi Suzuki

Ko-34, Shinden-cho, Takamatsu,

Kagawa 761-0185, Japan

+81-87-839-5743

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Morgan, Lewis & Bockius LLP

ATTN: Bradley K. Edmister

101 Park Avenue, New York, New York 10178-0060

Telephone: +1-212-309-6110

March 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563420108	13D

1	NAME OF REPORTING PERSONS Tadano Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,919,875
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,919,875
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,919,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based upon 19,622,190 shares of Common Stock, no par value (“Common Stock”) of the Issuer (as defined below) outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2018.

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on June 1, 2018 (the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, including a lock-up provision that significantly restricts the Reporting Person’s discretion to dispose of shares of the Issuer’s Common Stock for a period of one year following the Closing Date as set forth in the Purchase Agreement, may dispose of any or all of the Common Stock held by it at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may hold discussions with or make proposals to the management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

With respect to paragraph (d) of Item 4, the Reporting Person has, pursuant to the Purchase Agreement, the right to nominate one individual (the “Nomination Right”) to serve on the Issuer’s Board of Directors (the “Board”) at any time on or following May 24, 2018. Pursuant to the Nomination Right, the Reporting Person has nominated Mr. Ingo Schiller to serve on the Issuer’s Board.

On March 13, 2019, Mr. Schiller was granted 1,333 shares of Common Stock by the Issuer as compensation for his service on the Board. The shares were assigned to the Reporting Person under the terms of Mr. Schiller’s arrangement with the Reporting Person.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,919,875 shares of Common Stock, representing approximately 14.9% of the Issuer’s issued and outstanding shares of Common Stock, based upon 19,622,190 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Commission on November 2, 2018. None of the persons listed on Schedule A hereto is the beneficial owner of any shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person identified on Schedule A hereto, during the past 60 days.

(d) None.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2019

Tadano Ltd.

By:	/s/ Tadashi Suzuki
	Name:	Tadashi Suzuki
	Title:	Representative Director, Executive Vice President

SCHEDULE A

The following table sets forth the name, principal business address and present principal occupation or employment, for each executive officer and director of Tadano Ltd. Each of the executive officers and directors of Tadano Ltd. listed below is a citizen of Japan.

Tadano Ltd.

Name	Principal Business Address	Present Principal Occupation
Koichi Tadano	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Representative Director, President and CEO

Tadashi Suzuki	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Representative Director, Executive Vice President

Tamaki Okuyama	5405-3, Shido, Sanuki, Kagawa 769-2101 Japan	Director, Senior Executive Officer

Yoichiro Nishi	5405-3, Shido, Sanuki, Kagawa 769-2101 Japan	Director, Executive Officer

Nobuhiko Ito	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Director

Yasuyuki Yoshida	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Director

Shinichi Iimura	4-12, Kamezawa 2-chome, Sumida-Ku, Tokyo 130-0014 Japan	Executive Officer

Toshiyuki Takanashi	4-12, Kamezawa 2-chome, Sumida-Ku, Tokyo 130-0014 Japan	Executive Officer

Soroku Hashikura	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Executive Officer

Kenichi Sawada	Faunberg 2, 91207 Lauf a.d. Pegnitz, Germany	Executive Officer